Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 1, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on October 28, 2005, entitled “ACQUISITION OF A 10% ECONOMIC INTEREST IN BHARTI TELE-VENTURES IN INDIA”.

28 October 2005

ACQUISITION OF A 10% ECONOMIC INTEREST IN BHARTI TELE-VENTURES IN INDIA

Vodafone announces that it has agreed to acquire, through wholly-owned subsidiaries, an economic interest of 10% in Bharti Tele-Ventures Limited (“BTVL”) (the “Transaction”) for a cash consideration equivalent to Rs.66.56 billion (£0.82 billion).

Commenting on the Transaction, Arun Sarin, Chief Executive of Vodafone, said:

“I am delighted to announce this strategic partnership with BTVL, the leading national mobile operator in India.  Together we will take this venture to a new level as clear leader in this market. We are entering a relationship with a major company which shares our vision and values and understands, as we do, the enormous potential of mobile telephony in society.  This transaction is consistent with Vodafone’s strategy of developing our global footprint in growth markets, where we can create value for shareholders.”

Commenting on the Transaction, Sunil Bharti Mittal, Chairman and Group Managing Director of BTVL, said:

“We are delighted to have Vodafone as our additional partner to further develop the Indian telecom market.  It is a matter of great pride for all of us at Bharti that Vodafone has made its entry into India by way of a partnership with Bharti.  Today when Bharti stands on the threshold of being a telecom powerhouse, the partnership with Vodafone will help in achieving its vision of making Airtel the most admired brand in India.”

The consideration paid is equivalent to a purchase price of Rs.351 per BTVL share and represents a 7.4% premium to the 5-day average share price of BTVL on 27 October 2005.

Vodafone has entered into an agreement to acquire:

•                 a 4.39% economic interest in BTVL through Bharti Enterprises Private Limited (“Bharti Enterprises”)

•                 a 5.61% direct interest in BTVL from Warburg Pincus LLC (“Warburg Pincus”)

The Transaction is expected to be immediately enhancing to adjusted earnings per share and will have no impact on Vodafone’s share purchase programme.

The principal benefits of the Transaction to Vodafone are that it provides:

•                      Expansion of Vodafone’s footprint into India, a large and under-penetrated market of global importance with significant growth potential

–            4th largest economy in the world in PPP-adjusted terms with a population of 1.1 billion

–            3rd largest mobile market in Asia with 65.1 million customers currently, after China and Japan where Vodafone is already present

–            mobile and fixed line penetration currently at approximately 6.0% and 4.4%, respectively

–            53.3% year-on-year mobile market growth, representing 22.6 million customer additions

•                      Investment in the fastest growing mobile operator in India

–            strong and highly respected management team

–            14.1 million mobile customers as at 30 September 2005, equivalent to a 21.8% customer market share

–            one of only three Indian mobile operators with a nationwide footprint

–            in the six months ended September 2005, BTVL’s mobile business delivered year-on-year  growth of 62% in customers, 58% in revenues and 64% in EBITDA

–            in the six months ended September 2005, BTVL’s fixed line business delivered year-on-year growth of 39% in customers, 30% in revenues and 34% in EBITDA

•                      Active role in the partnership

–            the Transaction delivers material rights in BTVL as a result of which Vodafone is expected to proportionately consolidate BTVL

–            Vodafone will have the right to appoint two directors to the BTVL Board

The acquisition of shares from Warburg Pincus is not subject to regulatory approval and is expected to close by the end of November 2005.

The acquisition of shares in Bharti Enterprises is conditional on receipt of all necessary unconditional regulatory approvals and certain customary conditions.  The economic closing of this part of the Transaction is expected to occur in the first quarter of the calendar year 2006.

-ends-

For further information:

Vodafone Group
Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44 (0) 1635 664444

Notes to Editors

Post transaction ownership structure (% based on current shares outstanding)

Vodafone will have an economic interest of 10% in BTVL post transaction on a fully-diluted basis

Source: BTVL, Vodafone, SingTel

About Vodafone

Vodafone is the world’s leading mobile telecommunications group with operations in 27 countries and partner network agreements in 14 markets across 5 continents with over 165 million proportionate customers worldwide as at 30 June 2005. For further information, please visit www.vodafone.com.

About BTVL

BTVL is the no. 1 mobile operator in India, where it offers nationwide GSM services to 14.1 million customers as at 30 September 2005.  BTVL, through its fully-owned subsidiary Infotel, is also a leading provider of fixed-line services.  Infotel’s wireline and broadband division had 1.1 million customers as at 30 September 2005; Infotel also offers long distance and enterprise services.  For the year ended March 2005, BTVL had consolidated revenues of Rs.80.0 billion, consolidated EBITDA of Rs.30.1 billion and net income of Rs.15.0 billion. For further information, please visit www.bhartiteleventures.com.

Important information

Figures for BTVL are for the 12 months ending 31 March 2005 extracted from BTVL’s FY2005 published financial results. Growth rates quoted are in Indian Rupee terms.

“Currently” refers to 31 August 2005 data.

For illustrative purposes an exchange rate of Rs.81.5:£1 has been used.

All ownership data is on a fully-diluted basis.

This press release has been issued by Vodafone Group Plc and is the sole responsibility of Vodafone Group Plc.

UBS Limited (“UBS”) is acting exclusively for Vodafone Group Plc and no one else in connection with the Transaction and will not be responsible to anyone other than Vodafone Group Plc for providing the protections afforded to clients of UBS or for giving advice in relation to the Transaction or any other matters referred to in this press release.

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any security in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract thereafter.

CAUTIONARY STATEMENT REGARDING FORWARD - LOOKING STATEMENTS

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information, including statements relating to expected benefits associated with the Transaction, plans with respect to the Transaction, and expectations with respect to long-term shareholder value growth and the actions of credit rating agencies. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “due”, “could”, “may”, “should”, “will”, “expects”, “believes”, “intends”, “plans”, “targets”, “goal” or “estimates”.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  These factors include, but are not limited to: regulatory approvals that may require acceptance of conditions with potential adverse impacts; risk involving our ability to realise expected benefits associated with the Transaction; the impact of legal or other proceedings; the risk that ARPUs may decline or may decline more dramatically than expected; the risk that credit rating agencies downgrade or give other negative guidance with respect to our debt securities which may increase our financing costs; and the risk that, upon completion of the Transaction, we discover additional information relating to its business leading to restructuring charges or write-offs or with other negative implications.

In addition to the factors noted above, please refer to documents Vodafone Group Plc has filed with, or otherwise furnished to, the US Securities and Exchange Commission (the “SEC”) under the US Securities Exchange Act of 1934, including the Annual Report on Form 20-F for the year ended 31 March 2005 and subsequently furnished Form 6-Ks (which are available at the SEC’s Internet site (http://www.sec.gov), for additional factors, risks and uncertainties that could cause actual results and developments to differ materially from the expectations disclosed or implied within the forward-looking statements made herein.  No assurances can be given that the forward-looking statements in this release will be realised.  All written or oral forward-looking statements attributable to Vodafone Group Plc, any members of Vodafone Group or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. Vodafone Group Plc does not undertake, and specifically disclaims, any obligation to update or revise these forward-looking statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 1, 2005	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary